Mail Stop 4561

April 12, 2007

Mr. Robert M. La Forgia
Executive Vice President and Chief Financial Officer
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

> **Re:** **Hilton Hotels Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-03427**

Dear Mr. La Forgia:

We have reviewed your response letter dated March 30, 2007 and have the following additional comment.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 52

1. We have reviewed your response to comment number 1. Please tell us how Rule 5-03(b)13, which allows the presentation of the of the equity in earnings of unconsolidated subsidiaries to be presented in a different position or in a different manner, allows for the line item to be disaggregated. It would appear that the Rule allows for varying presentations of the line item but does not speak to the ability to remove expenses from the calculation and to present them separately. Additionally, within your response please tell us how you have assessed compliance with I82.109c of the FASB Current Text.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief